82-34828

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Bruce Howie
Date of last notice	28 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Janet Mary Howie spouse of Graeme B Howie
Date of change	31 March 2006
No. of securities held prior to change	Graeme B Howie – 100,000 Janet M Howie - Nil
Class	Ordinary shares
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,410
No. of securities held after change	Graeme B Howie – 100,000 Janet M Howie - 50,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trading

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.